Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended June 30,
	2011	2010
(Dollars in thousands)
EARNINGS:
Income before income taxes	$200,755	$184,050
Add (deduct):
Equity in earnings of unconsolidated entities	(41,978)	(50,900)
Distributions from unconsolidated entities	47,375	48,740
Amortization of capitalized interest	541	517
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(10,450)	(10,420)
	196,243	171,987
Add fixed charges:
Consolidated interest expense (1)	73,516	58,223
Interest portion (1/3) of consolidated rent expense	25,931	25,279
	$295,690	$255,489

FIXED CHARGES:
Consolidated interest expense (1)	$73,516	$58,223
Capitalized interest	4,217	2,081
Interest portion (1/3) of consolidated rent expense	25,931	25,279
	$103,664	$85,583

RATIO OF EARNINGS TO FIXED CHARGES	2.85	2.99

Tax-effected preferred dividends	$30	$40
Fixed charges	103,664	85,583
Fixed charges and preferred dividends	$103,694	$85,623

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.85	2.98

(1)     Interest expense on income tax contingencies is not included in fixed charges.